UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 4, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. ANNOUNCES TICKER SYMBOL CHANGE TO “LTM”

Santiago, Chile, May 4, 2017 - LATAM Airlines Group S.A. and its consolidated affiliates (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN), the leading airline group in Latin America, announced today that the ticker symbol of its ADRs listed on the New York Stock Exchange will change from LFL to LTM as of May 15, 2017. Also, effective on May 15, 2017, the ticker symbol for LATAM Airlines Group shares listed on the Santiago Stock Exchange will change to LTM. LATAM Airlines Group’s shares and ADRs will continue to trade under their current symbols until the close of trading on May 12, 2017.

The CUSIP numbers for LATAM Airlines Group’s shares will remain unchanged. Outstanding stock certificates are not affected by the ticker symbol change and do not need to be exchanged.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 140 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania and Africa.

The Group employs over 44.000 people worldwide, operating more than 1,400 flights per day and transporting 67 million passengers per year.

LATAM Airlines Group has one of the youngest and most modern fleets in the world. Its 332 aircraft as of December 31, 2016, average an age of approximately seven years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group (formerly LAN Airlines) comprises subsidiaries in Peru, Argentina, Colombia and Ecuador as well as LATAM CARGO and its subsidiaries; in addition to TAM S.A and its subsidiaries, TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) and its business units TAM Transportes Aéreos Del Mercosur S.A. (LATAM Airlines Paraguay) and Multiplus S.A.

LATAM is the brand adopted by LATAM Airlines Group member airlines and is being rolled-out in its products and services, as part of a gradual integration plan.

LATAM Airlines Group is the only airlines group in Latin America and one of two worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2016, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the third consecutive year.

LATAM Airlines Group’s shares are traded on the Santiago Stock Exchange, and on the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net